Item 77I - 	Deutsche CROCI(r) International
Fund (a series of Deutsche
International Fund, Inc.) (the
"Fund")
Class T shares for Deutsche CROCI(r) International Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of April 27, 2017, Class T shares were not available for purchase.